Lufthansa

03 MAR 25 AM 7:21

Deutsche Lufthansa Aktiengesellschaft
D-50664 Köln

Ihre Zeichen / Your Ref.	Unsere Zeichen/Datum / Our Ref./Date	Telefon/Telefax / Telephone/Telefax
	CGN IR dg 17 March 2003	

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

U.S.A.

03007712

SUPPL

Deutsche Lufthansa AG
Rule 12g3-2(b) File No. 82-4691

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Deutsche Lufthansa AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,
Deutsche Lufthansa Aktiengesellschaft
Vice President Investor Relations

PROCESSED
APR 24 2003
THOMSON FINANCIAL

U. Schlosser
Ulrike Schlosser

Enclosures

dlw 4/21

Gesellschaftsrechtliche Angaben,
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For corporate details, address
and further information please turn over.

ISSUER	FILE NO.
Deutsche Lufthansa AG	82- 4691

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
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Stephan Hutter, Esq.
Shearman & Sterling
599 Lexington Ave.
New York, NY 10022-6069

Investor Info February 2003
including traffic figures

Change in capacity utilisation in February compared with previous year


75
70
% 65
60
55
2003
2002
PassengerLF
CargoLF
GroupLF

Note:
On *20 March 2003* we will release the full year results 2002 to coincide with the *Press and Analysts' Conference.* On that date the Annual Report will also be available on the Internet at www.lufthansa-financials.com

Deutsche Lufthansa AG
Investor Relations
Tel. +49 221 826-2444, Fax -2286
Tel. +49 69 696-90997, Fax -90990
E- Mail: investor.relations@ dlh.de
Internet:www.lufthansa-financials.com

March 11, 2003

Passenger count climbs to 3.3 million
Last month Lufthansa's passenger airlines carried 3.3 million passengers. This figure represents a year-on-year increase of 8.4 per cent and falls just short of the level reached in February 2001. Sales, measured in terms of revenue passenger kilometres, rose by 7.0 per cent. As Lufthansa boosted its capacity by 10.7 per cent in February, the passenger load factor remained 2.5 percentage points below the prior-year level, but still attained a respectable 70.2 per cent. As a result of the Iraq crisis and the sluggish economy, seat load factors declined in all the traffic regions, but on intercontinental routes still exceeded the 70 per cent-mark. Once again, the highest load factor – 78.8 per cent – was recorded in the Asia/Pacific region. Passenger numbers increased significantly across all the traffic regions, growing by a gratifying 13.7 per cent in the Americas.
Lufthansa Cargo continued to be badly affected by the weak economy, but showed slight signs of recovery compared to January 2003. Although the airline carried 1.4 per cent less freight and mail last month than in January 2002, it succeeded in boosting sales by 4.2 per cent. The cargo load factor of 67.1 per cent was 1.6 percentage points down on the prior-year level due to the 6.7 per cent increase in available capacity mainly on Lufthansa's passenger aircraft.
At 68.8 per cent, the Group's overall load factor (passengers and cargo) lagged 2.3 percentage points behind the previous year's level.

Pay dispute resolved
A new wage agreement was concluded for Lufthansa's 53,000 ground staff and cabin crew on 28 February following the acceptance of the arbitration proposal put forward by former government minister Dr. Klaus von Dohnanyi.
The accord, which will run for 26 months, envisages a one-off payment of 250 euros for November and December 2002. Staff have also been granted a share in company profits, plus a non-recurring special bonus equivalent to 1.8 or 2 per cent of their annual remuneration. A three-tier incremental pay rise was agreed, consisting of a 3.2 per cent increase backdated to 1 January, a further 1.8 per cent from 1 October 2003 and another 1.2 per cent from 1 May 2004. Furthermore, standard practices were established to enable more flexible working hours in times of crisis. Separate regulations will apply to LSG Sky Chefs and Condor. The settlement will cost the company 170 million euros for 2002/03. Pay increases backdated to 2002 will be covered by provisions.

Measures to secure profitability
The Lufthansa Executive Board introduced a package of cost-cutting measures on 19 February in response to the ongoing economic slump and falling yields. The company will reduce capacity by grounding a further ten aircraft on continental routes, impose an immediate recruitment freeze, slash investments by 200 million euros and introduce the "Cash 100" initiative.

Increase in fares and cargo rates
Lufthansa is raising its fares by 4.5 per cent. The price hike, which will also affect the airline's Special fares, will be implemented as soon as possible. Meanwhile Lufthansa Cargo is raising its rates on a differentiated basis with effect from 1 April. The increase, in response to higher costs and a fall in earnings, will be tied to demand and average about 3.5 per cent. The cargo airline is also raising its Fuel Surcharge from 0.15 to 0.20 euros per kilo of actual weight from 24 March as the Fuel Price Index has exceeded 190 points for two consecutive weeks.

Traffic figures February 2003

Lufthansa Passenger Business Group*	February 2003	Yoy (%)	cumulative	Yoy (%)
Passengers in 1,000	3,315	+ 8.4	6,698	+ 10.5
Available seat-kilometers (mio)	9,082	+ 10.7	19,077	+ 11.0
Revenue pax-kilometers (mio)	6,378	+ 7.0	13,335	+ 9.2
Passenger load-factor (%)	70.2	- 2.5P.	69.9	- 1.2P.
Number of Flights	39,814	+ 10.8	81,911	+ 10.7
Lufthansa Cargo AG	**February 2003**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Cargo/mail in 1,000 tonnes	125	- 1.4	239	- 3.3
Available Cargo tonne-km (mio)	827	+ 6.7	1,649	+ 5.6
Revenue Cargo tonne-km (mio)	555	+ 4.2	1,053	+ 2.1
Cargo load-factor (%)	67.1	- 1.6P.	63.9	- 2.2P.
Number of Flights	1,866	+ 1.8	3,775	+ 0.5
Lufthansa Group	**February 2003**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Available tonne-km (mio)	1,741	+ 9.2	3,564	+ 8.7
Revenue tonne-km (mio)	1,198	+ 5.7	2,397	+ 5.9
Overall load factor (%)	68.8	- 2.3P.	67.3	- 1.7P.
Number of Flights	41,680	+ 10.3	85,686	+ 10.2
Traffic regions Europe (incl. Germany)	**February 2003**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	2,638	+ 8.0	5,266	+ 10.2
Available seat-kilometers (mio)	2,948	+ 9.0	6,105	+ 9.4
Revenue pax-kilometers (mio)	1,699	+ 5.4	3,441	+ 8.8
Passenger load-factor (%)	57.6	- 2.0P.	56.4	- 0.3P.
Cargo/mail in 1,000 tonnes	55	- 7.1	106	- 8.9
Available Cargo tonne-km (mio)	91	+ 2.2	187	+ 4.2
Revenue Cargo tonne-km (mio)	37	- 4.4	72	- 3.3
Cargo load-factor (%)	40.2	- 2.8P.	38.4	- 3.0P.
America (North and South)	**February 2003**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	325	+ 13.7	689	+ 13.9
Available seat-kilometers (mio)	3,109	+ 14.9	6,600	+ 15.0
Revenue pax-kilometers (mio)	2,359	+ 11.9	4,983	+ 12.0
Passenger load-factor (%)	75.9	- 2.1P.	75.5	- 2.0P.
Cargo/mail in 1,000 tonnes	32	+ 4.7	60	+ 1.2
Available Cargo tonne-km (mio)	306	+ 10.8	587	+ 4.8
Revenue Cargo tonne-km (mio)	218	+ 7.0	401	+ 3.6
Cargo load-factor (%)	71.2	- 2.5P.	68.3	- 0.8P.
Asia/Pacific	**February 2003**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	236	+ 7.1	493	+ 10.0
Available seat-kilometers (mio)	2,278	+ 8.8	4,789	+ 8.7
Revenue pax-kilometers (mio)	1,795	+ 4.7	3,770	+ 7.3
Passenger load-factor (%)	78.8	- 3.1P.	78.7	- 1.1P.
Cargo/mail in 1,000 tonnes	31	+ 6.2	60	+ 6.1
Available Cargo tonne-km (mio)	367	+ 8.0	742	+ 9.2
Revenue Cargo tonne-km (mio)	263	+ 4.2	508	+ 3.8
Cargo load-factor (%)	71.6	- 2.6P.	68.4	- 3.6P.
Middle East and Africa	**February 2003**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	116	+ 8.1	249	+ 11.4
Available seat-kilometers (mio)	746	+ 9.5	1,580	+ 9.5
Revenue pax-kilometers (mio)	524	+ 1.5	1,140	+ 5.7
Passenger load-factor (%)	70.2	- 5.5P.	72.1	- 2.6P.
Cargo/mail in 1,000 tonnes	7	- 9.3	14	- 12.2
Available Cargo tonne-km (mio)	63	- 10.3	132	- 6.6
Revenue Cargo tonne-km (mio)	38	- 2.0	73	- 11.1
Cargo load-factor (%)	60.3	+ 5.1P.	54.9	- 2.7P.

*Deutsche Lufthansa AG and Lufthansa CityLine GmbH

Lufthansa beschließt Maßnahmen zur Ergebnissicherung

Als Konsequenz aus der sich verschlechternden Konjunktur hat der Lufthansa Konzernvorstand heute weitere einschneidende Maßnahmen zur Ergebnissicherung beschlossen. Dazu gehören eine Kapazitätsreduzierung um weitere zehn Flugzeuge im Deutschland- und Europaverkehr, Kürzungen bei Investitionen um 200 Millionen Euro sowie ein sofortiger konzernweiter Einstellungsstopp. Noch in diesem Jahr soll mit einer ergänzenden D-Check-Initiative „Cash 100“ ein zusätzlicher Cashflow von rund 100 Millionen Euro erzielt werden. In den kommenden Wochen werden insgesamt 31 Flugzeuge der Lufthansa AG und 15 weitere der Lufthansa CityLine und der Regionalpartner freigestellt sein.

Deutsche Lufthansa AG, Investor Relations
Ulrike Schlosser, Telefon (069) 696 6470 oder 90997, Fax (069) 696 90990
Email: investor.relations@dlh.de
19. Februar 2003

Lufthansa decides on measures to secure its result

As a consequence of the deteriorating economic situation, Lufthansa's Executive Board today decided on further far-reaching measures aimed at securing the result. They include a capacity reduction by another ten aircraft in German and European traffic, cuts in investments amounting to 200 million Euro as well as an immediate hiring freeze throughout the Group. Before the end of this year, it is planned to create an additional cash-flow of around 100 million Euro with a supplementary D check initiative "Cash 100". In the next few weeks, a total of 31 aircraft of Lufthansa AG and 15 others operated by Lufthansa CityLine and the regional partners will be taken out of service.

Deutsche Lufthansa AG, Investor Relations
Ulrike Schlosser, Tel +49 69 696 6470 or 90997, Fax +49 69 696 90990
E-mail: investor.relations@dlh.de
February 19, 2003


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